SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

YPF Sociedad Anónima

TABLE OF CONTENT

ITEM	1 Translation of letter to the Argentine Securities Commission (Comisión Nacional de Valores) dated December 15, 2025.

Buenos Aires, December 15, 2025

COMISIÓN NACIONAL DE VALORES (“CNV”)

25 de Mayo 175

Buenos Aires

BOLSAS Y MERCADOS ARGENTINOS S.A. (“ByMA”)

Sarmiento 299

Buenos Aires

A3 Mercados S.A. (“A3 Mercados”)

Maipú 1210

Buenos Aires

Ref.: Material Event – Acceptance of Offer for the sale of YPF’s shares in Profertil S.A.

Ladies and Gentlemen,

We are writing to you in order to comply with the CNV Rules and the corresponding regulations of ByMA and A3 Mercados.

In this regard, we hereby inform that on December 12, 2025, YPF S.A. (“YPF”) accepted the offer submitted on December 1, 2025, by Agro Inversora Argentina S.A. (“Agro Inversora”), a company of the Adecoagro group, for the purchase of 50% of YPF’s share capital and voting rights in Profertil S.A. (“Profertil”), involving the sale of 391,291,320 registered, non-endorsable Class B shares with a nominal value of Ps. 1 (one Argentine Peso) each and one vote per share (the “Transaction”), for a purchase price of US$635,000,000 (six hundred thirty-five million United States dollars), subject to the price adjustment mechanism provided for by the parties in the share purchase agreement.

Furthermore, the closing of the Transaction is subject to the fulfillment of certain conditions precedent set forth in the share purchase agreement.

Sincerely,

Margarita Chun

Market Relations Officer

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: December 15, 2025	By:	/s/ Margarita Chun
	Name:	Margarita Chun
	Title:	Market Relations Officer